April 7, 2025

Jean-Christophe Flatin
Chief Executive Officer
Oatly Group AB
  ngf  rjekajen 8
211 19 Malm
Sweden

        Re: Oatly Group AB
            Registration Statement on Form F-3
            Filed on March 25, 2025
            File No. 333-286101
Dear Jean-Christophe Flatin:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3 filed March 25, 2025
Cover Page

1. Please revise your cover page to disclose that the American Depositary Shares you are registering for resale are issuable upon the conversion of the Convertible Senior PIK
       Notes. Refer to Item 501 of Regulation S-K.
General

2. Please revise the registration statement to disclose the material terms of the Convertible Senior PIK Notes or provide a cross reference to the relevant disclosure in your annual report on Form 20-F filed March 13, 2025.
3. Please file the Subscription Agreement as an exhibit to the registration statement or tell us why you are not required to do so.
 April 7, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing